UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2018

Item 1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2018

Arco Platform Limited

Unaudited interim consolidated statements of financial position

As of September 30, 2018 and December 31, 2017

(In thousands of Brazilian reais)

	Notes	September 30, 2018	December 31, 2017
Assets		(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	3	849,455	834
Financial investments	4	54,339	83,009
Trade receivables	5	57,046	94,936
Inventories	6	21,482	18,820
Taxes recoverable	7	11,171	5,112
Other assets		9,679	7,329
Total current assets		1,003,172	210,040

Non current assets
Financial instruments from acquisition of interests	12	15,629	12,511
Deferred income tax	20	53,548	5,860
Taxes recoverable	7	3,080	3,288
Financial investments	4	347	199
Other assets		1,667	1,295
Investments and interests in other entities	9	12,105	12,654
Property and equipment	10	11,245	9,079
Intangible assets	11	173,215	175,483
Total non current assets		270,836	220,369

Total assets		1,274,008	430,409

Liabilities
Current
Trade payables		18,203	3,918
Labor and social obligations		14,048	8,719
Taxes and contributions payable		4,582	1,079
Income taxes payable		20,943	17,375
Dividends payable		-	2,734
Advances from customers		3,969	5,898
Financial instruments from acquisition of interests	12	51	1,784
Accounts payable to selling shareholders	13	923	14,936
Other liabilities		177	5,454
Total current liabilities		62,896	61,897
Non current
Financial instruments from acquisition of interests	12	11,802	11,853
Provision for legal proceedings	24	141	-
Deferred income tax	20	1,855	80
Accounts payable to selling shareholders	13	49,586	43,067
Total non current liabilities		63,384	55,000
Total liabilities		126,280	116,897

Equity
Share capital	15	10	30,389
Capital reserve		1,090,616	-
Earnings reserves		-	198,301
Share-based compensation reserve		67,212	5,218
Accumulated losses		(9,868)	-
Equity attributable to equity holders of the parent		1,147,970	233,908
Non-controlling interests		(242)	79,604
Total equity		1,147,728	313,512

Total liabilities and equity		1,274,008	430,409

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim consolidated statements of income (loss) and comprehensive income (loss)

For the three and nine-month periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	17	64,902	38,415	259,972	174,510
Cost of sales	18	(14,126)	(6,086)	(56,828)	(40,445)

Gross profit		50,776	32,329	203,144	134,065

Selling expenses	18	(29,683)	(16,419)	(78,069)	(45,566)
General and administrative expenses	18	(77,016)	(11,237)	(107,744)	(30,940)
Other income, net		2,342	502	4,514	1,728

Operating profit		(53,581)	5,175	21,845	59,287

Finance income	19	6,492	4,381	13,783	12,291
Finance costs	19	(8,241)	(8,956)	(16,006)	(16,884)
Finance result	19	(1,749)	(4,575)	(2,223)	(4,593)

Share of loss of equity-accounted investees	9	(255)	(114)	(549)	(669)

Profit (loss) before income taxes		(55,585)	486	19,073	54,025
Income taxes - income (expense)
Current		(2,370)	(4,596)	(23,249)	(22,723)
Deferred		(2,379)	3,446	(1,851)	4,283
	20	(4,749)	(1,150)	(25,100)	(18,440)

Profit (loss) for the period		(60,334)	(664)	(6,027)	35,585

Other comprehensive income for the period		-	-	-	-
Total comprehensive income (loss) for the period		(60,334)	(664)	(6,027)	35,585

Profit (loss) attributable to
Equity holders of the parent		(60,243)	179	(5,561)	29,487
Non-controlling interests		(91)	(843)	(466)	6,098

Basic earnings (loss) per share - in Brazilian reais	16
Class A		(1.20)	0.00	(0.11)	0.59
Class B		(1.20)	0.00	(0.11)	0.59
Diluted earnings (loss) per share - in Brazilian reais	16
Class A		(1.20)	0.00	(0.11)	0.59
Class B		(1.20)	0.00	(0.11)	0.59

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim consolidated statements of changes in equity

For the nine-month periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
		Earnings reserves
	Share capital	Capital reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings (loss)	Total	Non-controlling interests	Total equity
Balances at December 31, 2016 (unaudited)	30,389	-	172,612	4,131	-	207,132	48,326	255,458
Profit for the period	-	-	-	-	29,487	29,487	6,098	35,585
Total comprehensive income	-	-	-	-	29,487	29,487	6,098	35,585
Changes in interest of subsidiary			45,856			45,856	25,499	71,355
Distribution of dividends	-	-	(55,528)	-	-	(55,528)	-	(55,528)
Share-based compensation plan	-	-	-	600	-	600	-	600
Balances at September 30, 2017 (unaudited)	30,389	-	162,940	4,731	29,487	227,547	79,923	307,470

Balances at December 31, 2017	30,389	-	198,301	5,218	-	233,908	79,604	313,512
Change in accounting policy	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018 (unaudited)	30,389	-	198,301	5,218	(4,307)	229,601	79,604	309,205
Loss for the period	-	-	-	-	(5,561)	(5,561)	(466)	(6,027)
Total comprehensive income	-	-	-	-	(5,561)	(5,561)	(466)	(6,027)
Corporate reorganization	(30,382)	224,126	(198,301)	1,835	-	(2,722)	(79,604)	(82,326)
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	895,182	-	895,182
Share issuance costs	-	(78,094)	-	-	-	(78,094)	-	(78,094)
Non-controlling interest	-	-	-	-	-	-	224	224
Share-based compensation plan	-	-	-	60,159	-	60,159	-	60,159

Balances at September 30, 2018 (unaudited)	10	1,090,616	-	67,212	(9,868)	1,147,970	(242)	1,147,728

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim consolidated statements of cash flows

For the nine-month periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais)

	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	19,073	54,025
Adjustments to reconcile profit before income taxes
Depreciation and amortization	13,859	9,871
Inventory reserves	2,377	1,639
Allowance for doubtful accounts	5,713	3,031
Residual value of property and equipment and intangible assets disposed	138	514
Financial instruments from acquisition of interests	(2,902)	4,305
Share of loss of equity-accounted investees	549	669
Changes in fair value of step acquisitions	-	(1,184)
Share-based compensation plan	60,159	1,232
Accrued interest	6,326	8,591
Provision for legal proceedings	141	-
	105,433	82,693

Changes in assets and liabilities
Trade receivables	26,420	26,678
Inventories	(5,039)	(2,099)
Taxes recoverable	(18)	(2,137)
Other assets	(2,723)	(1,918)
Trade payables	4,836	(369)
Labor and social obligations	5,329	3,907
Taxes and contributions payable	438	6
Advances from customers	(1,929)	369
Other liabilities	(5,164)	(860)

Cash generated from operations	127,583	106,270

Income taxes paid	(25,465)	(13,033)
Net cash flows from operating activities	102,118	93,237

Investing activities
Acquisition of property and equipment	(4,047)	(3,895)
Payment of investments and interests in other entities	(2,000)	(12,200)
Acquisition of subsidiaries, net of cash acquired	(13,820)	(28,347)
Acquisition of intangible assets	(9,848)	(4,610)
Financial investments	28,522	(46,575)
Other	-	(300)
Net cash flows used in investing activities	(1,193)	(95,927)
Financing activities
Capital increase	3,091	86,148
Proceeds from initial public offering	895,182	-
Share issuance costs	(65,577)	-
Dividends paid	(85,000)	(75,053)
Net cash flows used in financing activities	747,696	11,095

Increase (decrease) in cash and cash equivalents	848,621	8,405

Cash and cash equivalents at the beginning of the period	834	4,373
Cash and cash equivalents at the end of the period	849,455	12,778
Increase (decrease) in cash and cash equivalents	848,621	8,405

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018. Arco became the holding company of Arco Educação S.A. (hereafter referred to as “Arco Brazil”) through the completion of the corporate reorganization described below.

Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”). Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities also comprise the editing, publishing, advertising and sale of educational content for private schools.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 23, 2018.

Corporate reorganization and initial public offering

As of December 31, 2017, EAS’ shareholders were Saspar Participações Ltda. (“SASPAR”) and General Atlantic Holding Participações S.A. (“GA Holding”), with a 73.99% and 26.01% interest in its common shares, respectively. GA Holding and SASPAR do not have significant assets and liabilities, other than their respective investment in EAS.

On February 19, 2018, the Company’s controlling shareholder SASPAR was merged by GA Holding, streamlining the shareholding structure and the resulting entity was Arco Brazil. As a result of this transaction, EAS became a wholly owned subsidiary of Arco Brazil and the shareholders of GA Holding and SASPAR became shareholders of Arco Brazil with the same percentage ownerships they held in EAS prior to the reorganization.

On April 12, 2018, Arco was incorporated as a new entity in the Cayman Islands, for the purposes of its initial public offering (“IPO”). At the time of the incorporation, the Founding Shareholders (through OSC Investments Ltd. and ASCN Investments Ltd., both based in Cayman Islands) and General Atlantic Arco (Bermuda) L.P. (“GA Entity”) held 7,476,705 shares of Arco Brazil, which are all of the shares of Arco Brazil, and Arco Brazil holds all the shares of EAS, the principal operating company.

On September 14, 2018, the Founding Shareholders and the GA Entity contributed all of their shares in Arco Brazil to Arco. In return for this contribution, Arco issued 27,658,290 new Class B common shares to the Founding Shareholders and 9,725,235 new Class A common shares to the GA Entity in a one-to-five exchange for the shares of Arco Brazil contributed to Arco.

On September 14, 2018, the director Alberto Menache and his spouse, Fabiana Menache, through Alfaco Holding Inc. (“Alfaco”), a company incorporated in the British Virgin Islands, and the shares of which Mr. and Mrs. Menache own 100%, purchased 99,725 Class A common shares of Arco, at a price equal to R$ 31.00 per share.

On September 28, 2018, Arco concluded its IPO of 12,777,777 Class A common shares (including pursuant to the exercise in full by the underwriters of their over-allotment option for 1,666,666 shares). The initial offer price was US$ 17.50 per share. The shares are publicly traded on Nasdaq Global Select Market since September 25, 2018 under the symbol "ARCE”. The IPO proceeds including the exercise of the over-allotment option, amounted to approximately US$ 223,611 (R$ 895,182) and the share issuance costs totaled R$ 78,094.

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The corporate reorganization described in Note 1, was accounted for as a reorganization transaction whereby Arco was created as a holding company of Arco Brazil and EAS. As a result, the assets and liabilities of Arco Brazil and EAS are carried at historical cost and there was no step-up in basis or goodwill or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” SASPAR is the predecessor of the Company. Accordingly, these interim condensed consolidated financial statements reflect: (i) the historical operating results of SASPAR and EAS prior to the reorganization; (ii) the consolidated results of the Company, Arco Brazil and EAS following the reorganization; (iii) the assets and liabilities of SASPAR and EAS at their historical cost; and (iv) the Company’s equity and earnings (loss) per share for all periods presented. The number of Class A and Class B common shares issued by Arco as a result of the reorganization is reflected retroactively to January 1, 2017, for purposes of calculating earnings (loss) per share for all prior periods presented.

The unaudited interim condensed consolidated financial statements as of September 30, 2018 and for the three and nine–month periods ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the EAS’s annual consolidated financial statements as at December 31, 2017.

Considering that the Company is a holding that incur in limited expenses, Arco is using the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”). All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2 Basis of consolidation and investments in associates and joint ventures

The table below is a list of the Company’s subsidiaries, associates and joint venture:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	September 30, 2018	December 31, 2017	September 30, 2017
Arco Brazil	Holding	Brazil	Subsidiary	100.0%	-	-
SASPAR	Holding	Brazil	Subsidiary	-	100.0%	100.0%
EAS	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Desenvolvimento Educacional Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	69.6%	69.6%	69.6%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
NS Educação Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	8.05%	6.5%	6.5%

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the EAS’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments without restating comparative information. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations apply for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Company.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

The effect of adopting IFRS 9 is, as follows:

Impact on the statement of financial position as at January 1, 2018:

Assets
Trade receivables	(b)	(5,757)
Tax effects		1,450
Equity
Retained earnings	(b)	(4,307)

(a) Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s trade receivables.

Other financial assets are classified and subsequently measured, as follows:

• Financial assets at FVPL comprise derivative instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The main effects resulting from this reclassification are as follows:

Financial assets	Fair value through profit and loss (FVPL)	Loans and receivables	Amortized cost
Balance at December 31, 2017 – IAS 39 *	49,197	142,292	-
Reclassify financial investments from loans and receivables to amortized cost	-	(114,363)	114,363
Reclassify financial investments from loans and receivables to FVPL (*)	27,929	(27,929)	-
Balance at January 1, 2018 - IFRS 9 (unaudited)	77,126	-	114,363

(*) As a result of the implementation of IFRS 9 in 2018, the Company reclassified some financial investments from loans and receivables to FVPL as described on note 22. The fair value of those instruments did not differ from the amortized cost as of January 1, 2018.

The accounting for the Company’s financial liabilities remains largely the same as it was under IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments measured at fair value, with the changes in fair value recognized in the statement of income.

(b) Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Company’s trade receivables. The increase in allowance resulted in adjustment to retained earnings. The impairment allowances for trade receivables as at January 1, 2018 is as follows:

Trade receivables
At December 31, 2017 – calculated under IAS 39	(4,533)
Effects on the adoption of IFRS 9	(5,757)
At January 1, 2018 – calculated under IFRS 9	(10,290)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the modified retrospective method and the effects of adopting IFRS 15 are not material.

The Company sells educational content to private schools, which is delivered through printed and digital formats to private schools. The content for both printed and digital formats is the same, and there are no sales of only digital content or features to private schools. The content is delivered to private schools by transferring the printed books (i.e. the full content) together with a specific code that allows access to the platform. The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. Use of the digital content is optional to the students, teachers and management of the private schools. The content, in both printed and digital formats, is sold as a bundle, as the formats are not designed or intended to be used independently and for this reason are not sold separately. In addition, the Company does not have any obligation to make updates, upgrades, or provide additional content in the platform. In relation to the benefits of the platform, the Company’s performance is satisfied when the educational content is delivered to schools, which only then receive the benefits in an irrevocable way.

(a) Sale of goods

The Company’s contracts with customers for the sale of educational content include one performance obligations. The Company has concluded that revenue from sale of educational content should be recognized at the point in time when control of the asset is transferred to the customer, i.e. on the delivery of the educational content. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

(b) Advances received from customers

The Company receives short-term advances from its customers under the normal course of business, recognized upon the practical expedient as liabilities in the statement of financial position. As such, the Company does not adjust the consideration for the effects of a financing component in contracts, where the Company expects at contract inception, that the period between the time the customer pays for the education content and when the Company transfers the educational content to the customer will be one year or less.

(c) Presentation and disclosure requirements

As required for the interim condensed consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 17 for the disclosure on disaggregated revenue.

New and amended standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s unaudited interim condensed consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Company is assessing the effects of IFRS 16 on its consolidated financial statements.

3	Cash and cash equivalents

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Cash and bank deposits	3,618	234
Bank deposits in foreign currency (a)	844,427	-
Cash equivalents (b)	1,410	600
	849,455	834

(a)	Short-term deposits (mainly IPO proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of September 30, 2018, the average interest on these CDB are equivalent to 79.2% (December 31, 2017: 94.1%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Financial investments (a)	39,079	46,323
Multimarket investment fund (b)	15,260	36,686
Other	347	199
	54,686	83,208
Current	54,339	83,009
Non-current	347	199

(a)	Financial investments correspond to investments in funds managed by highly rated financial institutions. As of September 30, 2018, the average interest on these funds are equivalent to 96.5% (December 31, 2017: 101.9%) of the CDI.

(b)	Multimarket investment fund corresponds to investments entered to achieve a fixed return of 102.1% (December 31, 2017: 102.3%) of the CDI. The fund is managed by a highly rated financial institution.

5	Trade receivables

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
From sales of educational content	70,733	96,025
From related parties (Note 8)	771	3,444
	71,504	99,469
(-) Allowance for doubtful accounts	(14,458)	(4,533)
	57,046	94,936

As of September 30, 2018, and December 31, 2017, the aging of trade receivables was as follows:

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Neither past due nor impaired	47,657	83,441

Past due	23,847	16,028

1 to 60 days	9,917	7,143
61 to 90 days	2,445	2,508
91 to 120 days	3,183	1,789
121 to 180 days	1,967	1,280
More than 180 days	6,335	3,308
	71,504	99,469

The movement in the allowance for doubtful accounts for the nine-month periods ended September 30, 2018 and 2017, was as follows:

	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Balance at December 31	(4,533)	(5,386)
Change in accounting policy – IFRS 9	(5,757)	-
Balance at January 1	(10,290)	(5,386)
Additions	(5,713)	(3,031)
Receivables written off during the period as uncollectible	1,545	288
Balance at September 30	(14,458)	(8,129)

6	Inventories

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Educational content	5,819	8,494
Educational content in progress (a)	14,266	10,060
Consumables and supplies	214	33
Inventories held by third parties	1,183	233
	21,482	18,820

(a) Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others). Educational content is presented net of inventory reserve. The movement in the inventory reserve for the nine-month periods ended September 30, 2018 and 2017 was as follows:

	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Balance at January 1	(2,047)	(1,073)
Inventory reserve	(2,377)	(1,639)
Write-off of inventories against reserve	1,667	-
Balance at September 30	(2,757)	(2,712)

7	Taxes recoverable

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Withholding Income Tax (IRRF) on financial investments	6,763	6,649
IRPJ and CSLL recoverable	6,313	-
PIS and COFINS recoverable	1,088	969
Other taxes recoverable	87	782
	14,251	8,400
Current	11,171	5,112
Non current	3,080	3,288

Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

8	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2018	December 31, 2017
Assets	(unaudited)	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	771	3,444

Other assets
WPensar S.A. (b)	1,208	1,034
	1,979	4,478

	September 30, 2018	December 31, 2017
Liabilities	(unaudited)	(unaudited)
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(96)	-
	(96)	-

	September 30, 2018	September 30, 2017
Net revenue	(unaudited)	(unaudited)
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,507	6,240

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (c)	(12)	(16)

(a) SAS Desenvolvimento Educacional Ltda. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholder. The transactions are priced based on contract price at the sales date.

(b) The amounts receivable from joint venture are monetarily indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have due date in July 2020.

(c) SAS Sistema de Ensino Ltda. had leased a facility from ASC Empreendimentos Ltda., which agreement was terminated in June 2018; SAS Livrarias Ltda. had leased a facility from OSC Empreendimentos Ltda., which agreement was also terminated in June 2018; and SAS Desenvolvimento Educacional Ltda. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Short-term employee benefits	5,466	3,366
Share-based compensation plan	59,747	1,232
	65,213	4,598

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

9	Investments and interests in other entities

(a)	Investments

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	September 30, 2018			September 30, 2017
	(unaudited)			(unaudited)
	Geekie	WPensar	Total	Total
As of January 1	9,320	3,334	12,654	45,774
Share of profit of equity-accounted investees	(617)	68	(549)	(669)
Consolidation on the acquisition of control	-	-	-	(32,415)
As of September 30	8,703	3,402	12,105	12,690

(ii)	Selected financial information for associates and joint ventures

	Geekie	WPensar
September 30, 2018 (unaudited)
Current assets	5,097	1,674
Non-current assets	11,655	1,420
Current liabilities	6,681	233
Non-current liabilities	-	1,152
Equity	10,071	1,709
Net revenue	6,142	934
Costs and expenses (*)	(12,994)	(1,078)
Profit (loss) for the period	(6,852)	(144)
September 30, 2017 (unaudited)
Net revenue	8.209	2.684
Costs and expenses (*)	(10.107)	(2.595)
Profit (loss) for the period	(1.898)	89
December 31, 2017 (unaudited)
Current assets	8,937	1,615
Non-current assets	11,503	1,394
Current liabilities	5,276	284
Non-current liabilities	-	1,091
Equity	15,164	1,634
(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

10	Property and equipment

Reconciliation of carrying amount:

	September 30, 2018								September 30,2017
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total

Cost
As of January 1 (unaudited)	843	191	1,758	3,047	313	4,387	2,387	12,926	7,289
Additions	50	-	440	1,853	-	79	1,625	4,047	3,895
Disposals	(34)	-	(51)	(63)	-	(7)	-	(155)	-
Acquisitions through business combination	-	-	-	-	-	-	-	-	323
As of September 30 (unaudited)	859	191	2,147	4,837	313	4,459	4,012	16,818	11,507

Depreciation
As of January 1 (unaudited)	(170)	(120)	(324)	(1,187)	(65)	(790)	(1,191)	(3,847)	(1,590)
Depreciation charge for the period	(63)	(18)	(147)	(515)	(26)	(367)	(607)	(1,743)	(1,527)
Depreciation of disposals	-	-	-	17	-	-	-	17	-
As of September 30 (unaudited)	(233)	(138)	(471)	(1,685)	(91)	(1,157)	(1,798)	(5,573)	(3,117)

Net book value
As of January 1 (unaudited)	673	71	1,434	1,860	248	3,597	1,196	9,079	5,699
As of September 30 (unaudited)	626	53	1,676	3,152	222	3,302	2,214	11,245	8,390

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment for the nine-month periods ended September 30, 2018 and 2017.

11	Intangible assets and goodwill

		September 30, 2018
												September 30,2017
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non- compete agreement	In Progress	Total	Total

Cost
As of January 1 (unaudited)	89,634	15,263	23,045	36,656	4,948	1,393	19,115	3,942	1,097	-	195,093	93,843
Acquisitions	-	-	-	-	4,350	924	58	3,684	0	832	9,848	4,610
Disposals	-	-	-	-	-	-	-	-	-	-	-	(514)
Acquisitions through business combination	-	-	-	-	-	-	-	-	-	-	-	95,867
As of September 30 (unaudited)	89,634	15,263	23,045	36,656	9,298	2,317	19,173	7,626	1,097	832	204,941	193,806

Amortization
As of January 1 (unaudited)	-	(2,767)	(4,924)	(6,127)	(1,321)	(273)	(2,670)	(1,473)	(55)	-	(19,610)	(7,579)
Amortization	-	(885)	(2,042)	(4,950)	(1,849)	(250)	(767)	(1,209)	(164)	-	(12,116)	(8,344)
As of September 30 (unaudited)	-	(3,652)	(6,966)	(11,077)	(3,170)	(523)	(3,437)	(2,682)	(219)	-	(31,726)	(15,923)

Net book value
As of January 1 (unaudited)	89,634	12,496	18,121	30,529	3,627	1,120	16,445	2,469	1,042	-	175,483	86,264
As of September 30 (unaudited)	89,634	11,611	16,079	25,579	6,128	1,794	15,736	4,944	878	832	173,215	177,883

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Core	62,036	62,036
Supplemental	27,598	27,598
	89,634	89,634

Impairment test for goodwill

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2017.

There were no indications of impairment for the nine-month periods ended September 30, 2018 and 2017.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the nine-month periods ended September 30, 2018 and 2017 there were no indicatives that the Company’s intangible assets with definite lives might be impaired.

12	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	September 30, 2018	December 31, 2017
Assets	(unaudited)	(unaudited)
Derivative financial instruments
Investment in Geekie (Note 9)	14,259	8,906
Investment in WPensar (Note 9)	1,370	3,605
	15,629	12,511
Current	-	-
Non current	15,629	12,511

Liabilities	September 30, 2018	December 31, 2017
Derivative financial instruments	(unaudited)	(unaudited)
Investment in Geekie (Note 9)	(11,333)	(10,028)
Investment in WPensar (Note 9)	(452)	(1,720)
Deferred revenue in Escola de Aplicação São José dos Campos	(68)	(105)
	(11,853)	(11,853)
Contingent considerations and forward contract
Investment in Geekie – contingent consideration (Note 9)	-	(1,784)
	-	(1,784)
	(11,853)	(13,637)
Current	(51)	(1,784)
Non current	(11,802)	(11,853)

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable and receivable from business combination and investments in associates is as follows:

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Accounts payable to selling shareholders
Acquisition of SAE Digital S.A. (a)	-	(11,693)
Acquisition of International School (b)	(42,721)	(36,630)
Acquisition of NS Educação Ltda. (c)	(7,788)	(9,680)
	(50,509)	(58,003)
Current	(923)	(14,936)
Non-current	(49,586)	(43,067)

(a)	In 2017, the subsidiary NS Ventures Ltda. acquired 30% of SAE Digital S.A. The balance was paid in six instalments adjusted by CDI, fulfilling the obligation in June 2018.

(b)	Upon acquiring control of International School, the shareholders entered into an agreement with put and call options over the remaining interest. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the parent or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so. The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 21.0%.

(c)	This amount was retained as an escrow for any losses, which will be released in annual installments from December 30, 2018 to December 30, 2022.

14	Share-based compensation plan

Arco plan

Members of the Company’s management participate in EAS share-based compensation plan (EAS plan). As a result of Arco’s IPO, the EAS plan migrated to the Company. The Company recognized the new equity instruments granted as replacement equity instruments for the cancelled equity instruments. As a consequence, the Company accounted for the grant of replacement equity instruments as modification of the original granted instruments. The incremental fair value granted is the difference between the fair value of the replaced equity instruments and the net fair value of the granted equity instruments, as of the date the replaced equity instruments were granted.

There were no share options forfeited, exercised and expired under the EAS plan. The Company has accounted for the migration of the plan as all remaining unvested options became vested due to the IPO and, therefore, as of September 30, 2018, all 1,091,039 options under the Arco plan were vested at the exercise price of 11.13 (December 31, 2017: 848,642 options under the EAS plan). The share-based compensation reserve was also affected by fair value adjustments at migration and the total impact on the consolidated statement of income (loss) were R$ 59,747.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

All options granted became vested as result of the IPO. As consequence, the full impact of the actual plan has been recorded in the consolidated statement of profit (loss) and in the share-based compensation reserve in equity.

International School plan

There were no share options granted, forfeited, exercised and expired for the nine-month period ended September 30, 2018.

The compensation expense recognized for the International School Plan in the statement of income (loss) for the nine-month periods ended September 30, 2018 and 2017 was R$ 412 and R$ 212, respectively.

15	Equity

(a)	Share capital

As of September 30, 2018, the Company’s share capital is represented by 50,261,027 common shares of par value of US$ 0.00005 each, comprised by 27,658,290 Class B common shares and 22,602,737 Class A common shares.

For further information about the corporate reorganization, see Note 1.

(b)	Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

(c)	Dividends

On June 29, 2018, the shareholders’ meeting of Arco Brazil approved the dividend distribution of R$ 85,000. The dividends were paid on July 4, 2018.

16	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	September 30, 2018 (Nine-month period ended)			September 30, 2017 (Nine-month period ended)
	Class A	Class B	Total	Class A	Class B	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit (loss) attributable to equity holders of the parent	(2,501)	(3,060)	(5,561)	13,261	16,226	29,487
Weighted average number of common shares outstanding (thousand)	22,603	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-		-	-

Basic earnings (loss) per share - R$	(0.11)	(0.11)		0.59	0.59
Diluted earnings (loss) per share - R$	(0.11)	(0.11)		0.59	0.59

	September 30, 2018 (Three-month period ended)			September 30, 2017 (Three-month period ended)
	Class A	Class B	Total	Class A	Class B	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit (loss) attributable to equity holders of the parent	(27,092)	(33,151)	(60,243)	80	99	179
Weighted average number of common shares outstanding (thousand)	22,603	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-		959	-

Basic earnings (loss) per share - R$	(1.20)	(1.20)		0.00	0.00
Diluted earnings (loss) per share - R$	(1.20)	(1.20)		0.00	0.00

The number of Class A and Class B common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.

Diluted profit (loss) per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the losses reported for the three- and nine-month periods ended September 30, 2018, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

17	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	65,354	39,378	264,968	179,747
Other	1,219	215	2,961	1,149
Deductions	(1,671)	(1,178)	(7,957)	(6,386)
Taxes	(58)	(40)	(87)	(126)
Discounts	(1,613)	(1,138)	(7,870)	(6,260)
Net revenue	64,902	38,415	259,972	174,510

	For the nine month-period ended September 30, 2018			For the nine month-period ended September 30, 2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	223,279	33,830	257,109	164,162	9,275	173,437
Other	2,863	-	2,863	1,063	-	1,073
Total net revenue from contracts with customers	226,142	33,830	259,972	165,235	9,275	174,510
Timing of revenue recognition
Transferred at a point in time	226,142	33,830	259,972	165,235	9,275	174,510
Total net revenue from contracts with customers	226,142	33,830	259,972	165,235	9,275	174,510

	For the three month-period ended September 30, 2018			For the three month-period ended September 30, 2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	63,043	690	63,733	38,211	-	38,211
Other	1,169	-	1,169	204	-	204
Total net revenue from contracts with customers	64,212	690	64,902	38,415	-	38,415
Timing of revenue recognition
Transferred at a point in time	64,212	690	64,902	38,415	-	38,415
Total net revenue from contracts with customers	64,212	690	64,902	38,415	-	38,415

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss), of R$ 5,713 and R$ 3,031 for the nine-month periods ended September 30, 2018 and 2017, respectively.

Revenues tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

18	Expenses by nature

Three-month period ended			Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Content providing	8,785	2,990	29,779	23,152
Operations personnel	5,826	2,608	15,160	7,506
Inventory reserves	(865)	234	2,377	1,639
Freight	1,673	919	5,463	3,762
Depreciation and amortization	1,460	781	3,618	2,006
Other	(2,753)	(1,446)	431	2,380
Cost of sales	14,126	6,086	56,828	40,445

Sales personnel	10,697	5,520	32,581	18,715
Depreciation and amortization	3,044	2,336	8,944	6,744
Sales & marketing	5,499	3,294	11,385	7,533
Customer support	6,073	2,245	14,492	5,438
Allowance for doubtful accounts	2,576	1,267	5,713	3,031
Real estate rentals	514	541	1,394	1,345
Other	1,280	1,216	3,560	2,760
Selling expenses	29,683	16,419	78,069	45,566

Corporate personnel	9,770	6,333	25,810	17,475
Third party services	2,961	1,591	10,310	5,020
Real estate rents	904	479	2,607	1,330
Travel expenses	952	563	2,114	1,296
Tax expenses	903	218	1,819	967
Software licenses	189	292	910	761
Share-based compensation plan	59,472	552	60,159	1,231
Depreciation and amortization	453	262	1,297	1,121
Other	1,412	947	2,718	1,739
General and administrative expenses	77,016	11,237	107,744	30,940

Total	120,825	33,742	242,641	116,951

19	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	253	3,824	830	9,282
Changes in fair value of financial investments	647	-	3,536	-
Changes in fair value of derivative instruments (a)	5,742	415	8,825	2,464
Other	(150)	142	592	545
Finance income	6,492	4,381	13,783	12,291

Changes in fair value of derivative instruments (a)	(4,814)	(5,207)	(5,923)	(6,769)
Interest expenses (b)	(2,538)	(3,159)	(7,362)	(8,649)
Financial discounts granted	(427)	(13)	(1,360)	(359)
Bank fees	(98)	(65)	(267)	(200)
Foreign exchange loss	(136)	-	(136)	-
Other	(228)	(512)	(958)	(907)
Finance costs	(8,241)	(8,956)	(16,006)	(16,884)

Finance result	(1,749)	(4,575)	(2,223)	(4,593)

(a)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options and contingent considerations from business acquisitions and investments in associates and joint ventures.

(b)	Refer to interest expense on liabilities related to business combinations and investments in associates.

20	Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Profit (loss) before income taxes	(55,585)	486	19,073	54,025
Combined statutory income taxes rate - %	34%	34%	34%	34%
	18,899	(166)	(6,485)	(18,369)
Income taxes at statutory rates

Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(87)	(38)	(187)	(227)
Effect of presumed profit of subsidiaries (b)	789	(397)	6,233	1,670
Permanent differences (c)	(22,531)	-	(22,531)	-
Other additions (exclusions), net	(1,819)	(549)	(2,130)	(1,514)

Income taxes expense	(4,749)	(1,150)	(25,100)	(18,440)

Effective rate	(8.5%)	236.6%	131.6%	34.1%

(a)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. The variance between for the nine-month periods ended September 30, 2018 and 2017 is due to the effect of presumed profit taxation of certain subsidiaries, which have a lower income tax rate but had a higher profit before income tax.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2017	Change in accounting practice	As of January 1, 2018	Recognized in profit or loss	Recognized in equity	As of September 30, 2018
Deferred tax assets	(unaudited)		(unaudited)			(unaudited)
Tax losses carryforward	3,607	-	3,607	(170)	-	3,437
Temporary differences
Financial instruments from acquisition of interests	7,879	-	7,879	3,024	-	10,903
Other temporary differences	3,634	1,450	5,084	(742)	-	4,342
Share base compensation	2,217	-	2,217	(2,217)	-	-
Tax benefit from tax deductible goodwill (a)	-	-	-	-	46,314	46,314
Amortization of intangible assets	1,205	-	1,205	(52)	-	1,153
Total deferred tax assets	18,542	1,450	19,992	(157)	46,314	66,149
Deferred tax liabilities
Financial instruments from acquisition of interests	(12,414)	-	(12,414)	(2,007)	-	(14,421)
Other temporary differences	(348)	-	(348)	313	-	(35)
Total deferred tax liabilities	(12,762)	-	(12,762)	(1,694)	-	(14,456)
Deferred tax assets (liabilities), net	5,780	1,450	7,230	(1,851)	46,314	51,693

Deferred tax assets – non current	5,860		7,310			53,548
Deferred tax liabilities – non current	(80)		(80)			(1,855)

(a)	Refers to the tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding.

As of September 30, 2018, the Company had unrecognized deferred income tax assets in the amount of R$ 3,228 (December 31, 2017: R$ 1,006) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

21	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with schools as of September 30, 2018, none of our customers individually represented more than 5% of our total revenue.

Seasonality of operations

The Company typically delivers Core Curriculum content four times each year: in March, June, August and December. Supplemental Solutions content is delivered twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows the private schools and their teachers to prepare classes in advance of each school quarter. Because revenue is recognized at the moment of delivery of the educational content, the fourth quarter results reflect the growth in the number of students from one school year to another. Consequently, the Company generally have higher revenues in the fourth quarter of the year compared to the preceding quarters.

	Nine-month period ended September 30, 2018 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	226,142	33,830	259,972	-	259,972
Cost of sales	(51,159)	(5,669)	(56,828)	-	(56,828)
Gross profit	174,983	28,161	203,144	-	203,144
Selling expenses	(61,662)	(16,407)	(78,069)	-	(78,069)
Segment profit	113,321	11,754	125,075	-	125,075
General and administrative expenses					(107,744)
Other income, net					4,514
Operating profit					21,845
Finance income					13,783
Finance costs					(16,006)
Share of loss of equity-accounted investees					(549)
Profit before income taxes					19,073
Income taxes expense					(25,100)
Loss for the period					(6,027)

Other disclosures
Depreciation and amortization	12,824	1,035	13,859	-	13,859
Investments in associates and joint ventures	12,105	-	12,105	-	12,105
Capital expenditures	11,824	2,071	13,895	-	13,895

	Nine-month period ended September 30, 2017 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	165,235	9,275	174,510		174,510
Cost of sales	(39,698)	(747)	(40,445)		(40,445)
Gross profit	125,537	8,528	134,065	-	134,065
Selling expenses	(39,416)	(6,150)	(45,566)	-	(45,566)
Segment profit	86,121	2,378	88,499	-	88,499
General and administrative expenses					(30,940)
Other income, net					1,728
Operating profit					59,287
Finance income					12,291
Finance costs					(16,884)
Share of loss of equity-accounted investees					(669)
Profit before income taxes					54,025
Income taxes expense					(18,440)
Profit for the period					35,585

Other disclosures
Depreciation and amortization	8,873	998	9,871	-	9,871
Capital expenditures	5,149	3,356	8,505	-	8,505

	Three-month period ended September 30, 2018 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	64,212	690	64,902	-	64,902
Cost of sales	(13,827)	(299)	(14,126)	-	(14,126)
Gross profit	50,385	391	50,776	-	50,776
Selling expenses	(22,421)	(7,262)	(29,683)	-	(29,683)
Segment profit	27,964	(6,871)	21,093	-	21,093
General and administrative expenses					(77,016)
Other income, net					2,342
Operating profit					(53,581)
Finance income					6,492
Finance costs					(8,241)
Share of loss of equity-accounted investees					(255)
Profit before income taxes					(55,585)
Income taxes expense					(4,749)
Profit for the period					(60,334)

	Three-month period ended September 30, 2017 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	38,415	-	38,415	-	38,415
Cost of sales	(6,738)	652	(6,086)	-	(6,086)
Gross profit	31,677	652	32,329	-	32,329
Selling expenses	(14,104)	(2,315)	(16,419)	-	(16,419)
Segment profit	17,573	(1,663)	15,910	-	15,910
General and administrative expenses					(11,237)
Other income, net					502
Operating profit					5,175
Finance income					4,381
Finance costs					(8,956)
Share of loss of equity-accounted investees					(114)
Profit before income taxes					486
Income taxes expense					(1,150)
Profit for the period					(664)

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the three and nine-month periods ended September 30, 2018 and 2017.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments.

Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2018 (unaudited)
Total assets	1,244,755	31,959	1,276,714	(2,706)	1,274,008
Total liabilities	120,183	8,803	128,986	(2,706)	126,280

As of December 31, 2017 (unaudited)
Total assets	408,321	24,658	432,979	(2,570)	430,409
Total liabilities	110,527	8,940	119,467	(2,570)	116,897

22	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
September 30, 2018 (unaudited)
Trade receivables	-	57,046	57,046
Financial investments	39,080	15,606	54,686
Financial instruments from acquisition of interests	15,629	-	15,629
Cash and cash equivalents	849,455	-	849,455
	904,164	72,652	976,816
	Assets at FVPL	Loans and receivables	Total
December 31, 2017 (unaudited)
Trade receivables	-	94,936	94,936
Financial investments	36,686	46,522	83,208
Financial instruments from acquisition of interests	12,511	-	12,511
Cash and cash equivalents	-	834	834
	49,197	142,292	191,489

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
September 30, 2018 (unaudited)
Trade payables	-	18,203	18,203
Financial instruments from acquisition of interests	11,853	-	11,853
Accounts payable to selling shareholders	-	50,509	50,509
	11,853	68,712	80,565
December 31, 2017 (unaudited)
Trade payables	-	3,918	3,918
Financial instruments from acquisition of interests	13,637	-	13,637
Accounts payable to selling shareholders	-	58,003	58,003
	13,637	61,921	75,558

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 23.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to multimarket investment fund which investments were entered to achieve 102.3% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 4 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the three and nine-month periods ended September 30, 2018 and 2017 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 2,902 and loss of R$ 4,305 for the nine-month period ended in September 30, 2018 and 2017, respectively, and gain of R$ 930 and loss of R$ 4,792 for the three-month periods ended September 30, 2018 and 2017, respectively).

(iii) Risk exposure and fair value measurements

Information about the Company’s exposure to price risk is provided in Note 23.

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	September 30, 2018	December 31, 2017
Financial assets		(unaudited)	(unaudited)
Cash and cash equivalents	Level 2	849,455	-
Financial investments	Level 2	39,080	36,686
Derivative financial instruments	Level 3	15,629	12,511

Financial liabilities
Derivative financial instruments, contingent considerations and forward contract	Level 3	11,853	13,637

As of September 30, 2018 and December 31, 2017, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the nine-month periods ended September 30, 2018 and 2017.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)
Balance as of December 31, 2016 (unaudited)	20,610	(30,076)
Disposals	(4,542)	19,503
Deferred revenue in Escola de Aplicação São José dos Campos	-	(37)
Gains (losses) recognized in statement of income	(3,562)	(706)
Balance as of September 30, 2017 (unaudited)	12,506	(11,316)

Balance as of December 31, 2017 (unaudited)	12,511	(13,637)
Payment of capital increase in Geekie	-	2,000
Deferred revenue in Escola de Aplicação São José dos Campos	-	37
Gains recognized in statement of income	3,118	(253)
Balance as of September 30, 2018 (unaudited)	15,629	(11,853)

(iv) Transfers between levels 2 and 3

In the three and nine-month periods ended September 30, 2018 and 2017, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

23	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of September 30, 2018.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2018.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of September 30, 2018 and December 31, 2017, was as follows:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	844,427	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses. The IPO proceedings were received in U.S. dollar but are not expected to be maintained in such currency.

Sensitivity analysis

The sensitivity analysis as of September 30, 2018 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of September 30, 2018 of R$ 4.0033 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 4.4036; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 3.6030.

The table below set forth the sensitivity analysis as of September 30, 2018, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 210,933 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 4.0033	Exchange rate: R$ 4.4036	Exchange rate: R$ 3.6030
Finance income (costs)		R$ 84,438	R$ (84,435)

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2018 (unaudited)	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	18,203	-	-	-	18,203
Financial instruments from acquisition of interests	-	13	38	11,802	-	11,853
Accounts payable to selling shareholders	-	-	923	49,586	-	50,509
	-	18,216	961	61,388	-	80,565

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of September 30, 2018 the CDI rate was 6.65%.

As of September 30, 2018, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%
September 30, 2018 (unaudited)
Cash, bank deposits and cash equivalents	5,028	33	(33)
Financial investments	54,686	364	(364)

The Company has derivatives (calls and put options) on non-controlling interests in subsidiaries, associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the investees.

The Company performed evaluation of their fair value at the end of each period in order to account for any changes to it, as disclosed in Note 22. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to our continuous growth and are considered by the Company as a deferred payment to the previous shareholders' of the acquirees.

Changes in liabilities arising from financing activities

Nine-month period ended September 30, 2018 (unaudited)	December 31, 2017	Cash flows	Other	September 30, 2018
Dividends payable	2,734	(85,000)	82,266	-
Total	2,734	(85,000)	82,266	-

Nine-month period ended September 30, 2017 (unaudited)	December 31, 2016	Cash flows	Other	September 30, 2017
Dividends payable	3,569	(75,053)	71,484	-
Total	3,569	(75,053)	71,484	-

24	Commitments and contingencies

(i)	Operating lease commitments – Company as a lessee

The Company has entered into operating leases for certain offices and facilities. These leases have a term of 2.5 to 10 years. The Company has the option, under some of its leases, to lease the assets for additional terms of 2.5 years.

Future minimum lease payments under non-cancellable operating leases as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Within one year	5,466	4,203
After one year but not more than three years	11,504	6,386
After three years but not more than five years	11,598	3,959
More than five years	2,751	3,160
Total	31,319	17,708

(ii)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total
	(unaudited)	(unaudited)	(unaudited)
Balance at December 31, 2017	-	-	-
Additions	17	124	141
Balance at September 30, 2018	17	124	141

As of September 30, 2018, the Company was party to lawsuits classified as possible losses totaling R$ 4,985 (R$ 4,588 as of December 31, 2017), as shown below:

	September 30, 2018	December 31, 2017
	(unaudited)	(unaudited)
Civil (a)	4,415	4,133
Labor (b)	533	455
Total	4,948	4,588

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

25	Transactions not involving cash

During the nine-month periods ended September 30, 2018 and 2017, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)
Share issuance costs – unpaid	12,517	-
Tax benefit from tax deductible goodwill (Note 20b)	46,314	-

26	Subsequent event

On October 3, 2018, the Company transferred US$ 210,000 of the IPO proceeds from the Cayman Islands to bank accounts in Brazil. From September 30 to that date, the Brazilian real had an appreciation against the U.S. dollar, which resulted in a foreign exchange loss of R$ 34,143. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: November 28, 2018